SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
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                       (Name of Subject Company [Issuer])

                        Everest Management, LLC (offeror)
                    Everest Properties II, LLC (other person)
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                                (Filing Persons)

                 Original Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                      Everest Properties II, LLC (Manager)
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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    Transaction Valuation: $940,000(1)       Amount of Filing Fee: $188.00(2)
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(1)  Calculated as the product of the number of Original Units on which the
     Offer is made and the gross cash price per Original Unit.
(2)  Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable
[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Management, LLC ("Everest" or the "Purchaser"), a California limited liability company, to purchase up to 940 original units ("Original Units") of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").


ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     DETAILS OF THE OFFER

     6. Extension of Tender Period; Termination; Amendment.

     The following new sentence is hereby added to the last paragraph:

     "If a Distribution occurs before the Expiration Date and the Purchaser reduces its Offer price as a result, the Purchaser will provide notice thereof to Unit Holders and extend the Expiration Date in accordance with Rule 14e-1(b) under the Exchange Act."

     7. Conditions of the Offer.

     The first sentence of the last paragraph of the section is hereby amended to delete the words "on or".

     CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

     Selected Financial and Property Related Data.

     The following new paragraph is added to the end of the section:

     "The General Partner has provided the Purchaser with a copy of an appraisal of the Partnership's properties dated May 8, 2002. The appraisal is a "Limited Appraisal-Restricted Appraisal Report" by The Samppala Group and is made subject to numerous limiting conditions and assumptions, including without limitation: it relies primarily on the income capitalization approach to valuation of the properties; it relies on the appraisers past experience and familiarity with the appraised properties, obtained through prior reviews of such properties; it assumes that residential apartment units are the highest and best use of the properties; it does not consider the potential of converting the properties to for-sale units; and it assumes the recipient of the appraisal is knowledgeable in real estate matters and property values and that a restricted appraisal is appropriate for such recipient. Subject to the limiting conditions and assumptions therein, the appraisal estimates that the fair market values of the Partnership's properties are $23,800,000 and $19,000,000, for Mission Park and Shadowridge Meadows, respectively, as of the valuation date. The Purchaser has not received any representations or assurances from the General Partner, The Samppala Group or any other party regarding such appraisal or the continuing accuracy thereof; and has not independently investigated the accuracy of such appraisal. The Purchaser disclaims responsibility for the contents of the appraisal except to the extent prohibited by law. The Purchaser gave no consideration to this appraisal in determining the price offered for the Units."

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 2003




                                   EVEREST MANAGEMENT, LLC
                                   By: EVEREST PROPERTIES II, LLC,
                                       Manager

                                       By:  /S/ DAVID I. LESSER
                                            ------------------------
                                            David I. Lesser
                                            Executive Vice President



                                    EVEREST PROPERTIES II, LLC


                                    By: /S/ DAVID I. LESSER
                                        ------------------------
                                        David I. Lesser
                                        Executive Vice President